Bright Minds Biosciences to Present at the
LD Micro Main Event Small Cap Investment Conference

Vancouver, BC - October 6, 2021 - Bright Minds Biosciences ("Bright Minds," "BMB" or the "Company") (CSE: DRUG) (OTCQB: BMBIF), a biotechnology company focused on developing novel drugs for targeted treatment of neuropsychiatric disorders, epilepsy and pain, today announced that Ian McDonald, Chief Executive Officer of Bright Minds, will present at the LD Micro Main Event Small Cap Investment Conference as follows:

Date: Tuesday, October 12, 2021

Time: 12:30PM PT/3:30PM ET

Webcast:  https://me21.mysequire.com/

Bright Minds' management team will also be conducting meetings with institutional investors throughout the conference. To schedule a meeting, please visit https://www.meetmax.com/sched/event_76871/conference home.html.

An archived replay of the presentation will be available on the Company's website immediately following the conference and will be available for 90 days at: https://brightmindsbio.com/investors/.

About Bright Minds

Bright Minds is focused on developing novel transformative treatments for neuropsychiatric disorders, epilepsy and pain. Bright Minds has a portfolio of next-generation serotonin agonists designed to target neurocircuit abnormalities that are responsible for difficult to treat disorders such as resistant epilepsy, treatment resistant depression, PTSD, and pain. The Company leverages its world-class scientific and drug development expertise to bring forward the next generation of safe and efficacious drugs. Bright Minds' drugs have been designed to potentially retain the powerful therapeutic aspects of psychedelic and other serotonergic compounds, while minimizing the side effects, thereby creating superior drugs to first-generation compounds, such as psilocybin.

Investor Contact:

Lisa Wilson

E: lwilson@insitecony.com

In-Site Communications, Inc.
T: +1-917-543-9932